PROSPECTUS SUPPLEMENT NO. 1

Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-137366

STEAKHOUSE PARTNERS, INC.

PROSPECTUS SUPPLEMENT NO. 1 DATED November 13, 2006

TO THE PROSPECTUS DATED November 3, 2006

This Prospectus Supplement No. 1 supplements our Prospectus dated November 3, 2006 with the following attached document:

A.	Form 10-Q Quarterly Report dated November 13, 2006

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS

SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE

SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS

TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A

CRIMINAL OFFENSE.

The date of this prospectus supplement is November 13, 2006

INDEX TO FILINGS

Annex
Form 10-Q Quarterly Report of the registrant filed with the SEC on November 13, 2006.	A

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the thirteen week period ended September 26, 2006

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE EXCHANGE ACT

For the transition period from                      to

Commission File Number:

000-23739

STEAKHOUSE PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3248672
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

10200 Willow Creek Road, San Diego, CA 92131

(Address of principal executive offices)

(858) 689-2333

(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☒    No  ☐

State the number of shares outstanding of each of the issuer’s classes of common stock, as of November 1, 2006: 6,635,680 shares of common stock

FORM 10-Q

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

ASSETS

	September 26, 2006	December 31, 2005
	(Unaudited)
Current assets
Cash and cash equivalents	$—	$449
Accounts receivable	251	754
Inventories	786	950
Prepaid expenses and other current assets	496	471

Total current assets	1,533	2,624
Property, plant, and equipment, net	9,734	10,292
Liquor licenses	688	688
Deposits and other assets	398	330
Tradenames	13,921	13,921
Goodwill	2,879	2,879

Total assets	$29,153	$30,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	September 26, 2006	December 31, 2005
	(Unaudited)
Liabilities
Current liabilities
Current portion of long term debt	$6,376	$5,925
Current portion of capital lease	337	309
Bank overdraft	121	—
Accounts payable	3,064	2,877
Accrued expenses	269	294
Unearned revenue	1,139	1,703
Reserve for self insurance claims	94	103
Sales and property taxes payable	117	55
Accrued payroll costs	1,183	1,031

Total current liabilities	12,700	12,297
Long term debt, net of current portion	1,620	2,695
Long term capital lease	8,173	8,429
Deferred rent	294	223

Total liabilities	22,787	23,644

Stockholders’ equity (deficit)
Common stock, $0.001 par value 15,000,000 shares authorized and 6,635,680 shares issued and outstanding	7	7
Additional paid-in capital	8,577	8,758
Deferred compensation	—	(585)
Accumulated deficit	(2,218)	(1,090)

Total stockholders’ equity	6,366	7,090
Total liabilities and stockholders’ equity	$29,153	$30,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Thirteen weeks ended September 26, 2006	Thirteen weeks ended September 27, 2005
	(Unaudited)	(Unaudited)
Total Revenues, net	$11,649	$12,063

Cost of sales
Food and beverage	3,883	3,970
Payroll and payroll related costs (includes non-cash compensation of $27 and $31 respectively)	4,127	4,282
Direct operating costs	2,733	2,745
Depreciation and amortization	332	322

Total cost of sales	11,075	11,319
Gross profit	574	744
General and administrative (includes non-cash compensation of $100 and $120 respectively)	1,086	1,072

Loss before other income (expense)	(512)	(328)
Other income (expense)
Miscellaneous income (expense)	10	(22)
Interest expense	(294)	(323)

Total other expense	(284)	(345)
Loss before reorganization items, provision for income taxes	(796)	(673)

Reorganization items
Professional fees	(11)	(11)
Fresh start adjustments	—	18

Total reorganization items	(11)	7
Loss before provision for income taxes	(807)	(666)
Provision for income taxes	5	7

Net Loss	$(812)	$(673)

Loss per share
Basic	$(0.12)	$(0.11)

Diluted	$(0.12)	$(0.11)

Weighted average shares
Basic	6,636	5,874

Diluted	6,636	5,874

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Thirty-nine weeks ended September 26, 2006	Thirty-nine weeks ended September 27 2005
	(Unaudited)	(Unaudited)
Revenues, net	$37,270	$38,655

Cost of sales
Food and beverage	12,358	12,661
Payroll and payroll related costs (includes non-cash compensation of $81 and $93 respectively)	12,956	13,405
Direct operating costs	8,268	8,279
Depreciation and amortization	982	959

Total cost of sales	34,564	35,304
Gross profit	2,706	3,351
General and administrative (includes non –cash compensation of $322 and $184 respectively)	3,197	3,233

(Loss) Income before other income (expense)	(491)	118
Other income (expense)
Miscellaneous income	331	254
Interest expense	(915)	(942)

Total other expense	(584)	(688)
Loss before reorganization items, provision for income taxes	(1,075)	(570)

Reorganization items
Professional fees	(40)	(33)
Fresh start adjustments	—	95

Total reorganization items	(40)	62
Loss before provision for income taxes	(1,115)	(508)
Provision for income taxes	14	47

Net Loss	$(1,129)	$(555)

Loss per share
Basic	$(0.17)	$(0.10)

Diluted	$(0.17)	$(0.10)

Weighted average shares
Basic	6,636	5,751

Diluted	6,636	5,751

The accompanying notes are an integral part of these condensed consolidated financial statements

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Thirty-nine weeks ended September 26, 2006	Thirty-nine weeks ended September 27, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,129)	$(555)
Depreciation and amortization	982	959
Amortization of stock options	403	277
Forgiveness of debt	—	(93)
Decrease in operating assets	1,112	535
Decrease in operating liabilities	(3)	(1,870)

Net cash provided by (used in) operating activities	1,365	(747)
Cash flows from investing activities
Purchases of property, plant, and equipment	(343)	(278)
Acquisition cost	(147)	—

Net cash used in investing activities	(490)	(278)
Cash flows from financing activities
Proceeds from issuance stock subscriptions	—	647
Proceeds from stock issuance	—	862
Principal payments on debt and capital leases	(1,324)	(948)

Net cash (used in) provided by financing activities	(1,324)	561
Net decrease in cash and cash equivalents	(449)	(464)
Cash and cash equivalents, beginning of the period	449	716

Cash and cash equivalents, end of period	—	252

The accompanying notes are an integral part of these condensed consolidated financial statements.

Non-cash Disclosures:

1.	In the thirty-nine weeks ended September 26, 2006 the Company financed $ 390 of insurance premiums.

2.	In the thirty-nine weeks ended September 26, 2006 the Company financed $71 for Fire Alarm system upgrades at one of the locations.

3.	In the thirty-nine weeks ended September 27, 2005 the Company financed $391 of insurance premiums.

4.	In the thirty-nine weeks ended September 27, 2005 the Company converted debt of $200 to 173,915 shares of common stock.

STEAKHOUSE PARTNERS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of Steakhouse Partners, Inc. and its subsidiaries (the “Company”) as of September 26, 2006 and for the thirteen and thirty-nine weeks ended September 26, 2006 and the thirteen and thirty-nine weeks ended September 27, 2005 have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X under the Securities Exchange Act of 1934. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations related to interim financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 26, 2006, and for the thirteen and thirty-nine weeks ended September 26, 2006 and the thirteen and thirty-nine weeks ended September 27, 2005, and its cash flows for the thirty-nine weeks ended September 26, 2006 and the thirty-nine weeks ended September 27, 2005. The results for the thirteen and thirty-nine weeks ended September 26, 2006 are not necessarily indicative of the expected results for the full 2006 fiscal year or any future period.

The Company reports results quarterly, with four quarters having thirteen weeks. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates embedded in the condensed consolidated financial statements for the periods presented concern the fair values of goodwill and the fixed assets and other intangible assets and the estimated useful lives of intangible assets.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, (“SFAS No. 109”). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact that adopting FIN 48 will have on our financial results in future periods.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States America, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FAS 157 on its consolidated financial statements in future.

On September 29, 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”). Upon adoption, this standard requires an employer to recognize the funded status of its pension and other postretirement benefit plans in the statement of financial position. Changes in the funded status of the plans will be recognized in the period in which they occur as a component of comprehensive income, net of tax. This standard also requires an employer to measure the funded status of its plans as of the end of its fiscal year. FAS 158 becomes effective for the company in the fourth quarter of 2006, except for the provisions regarding the required change in measurement date, which are effective for fiscal years ending after December 15, 2008. The Company is currently evaluating FAS 158 to determine the potential impact of its adoption on the consolidated financial statements.

GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the Company’s Annual Report on Form 10K for the year ended December 31, 2005 filed with the SEC, during the years ended December 31, 2005 and 2004 (Reorganized Company), the Company maintained a current ratio of 0.22-to-1 and 0.23-to-1, respectively. In addition, during the years ended December 31, 2005 and 2004 (Reorganized Company), the Company had a working capital deficit of approximately $9.7 million and $8.8 million, respectively. If the Company is unable to generate profits or unable to obtain additional financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to restructure its current financing, to obtain additional financing, to acquire more restaurants and ultimately to attain annual profitability. Management has evaluated its current operations, and it has focused the Company’s efforts and developed plans to generate operating income to continue the Company’s operations through the year ending December 26, 2006.

Management’s plans include the following:

•	Restructuring its long-term debt position;

•	Improving the Company’s financial performance through local marketing sales generation, cost-reduction and restructuring of administrative overhead; and

•	Raising money through equity financings.

Currently, the Company is negotiating with the trustee for the unsecured creditors to consolidate the debt, per its Plan of Reorganization, which was confirmed effective December 31, 2003 (the “Plan”). The Company plans on refinancing the Plan debt by securing a term loan to satisfy the unsecured creditors who will provide a discount.

NOTE 1 — STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) 123R (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified prospective method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for the first nine months of fiscal 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant fair value estimated in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R on January 1, 2006, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and provided pro forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS 148”), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation.

The pro forma table reflects net income, and net income per common share, as if the Company had applied the fair value recognition provisions of SFAS 123 to all outstanding and unvested awards in fiscal 2005 as follows (In thousands, except per share data).

Thirteen Weeks ended September 27, 2005 (Unaudited)
Net loss
As reported	$(673)
Stock based employee compensation cost, net of related tax effects, included in reported net loss	$151
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(144)
PRO FORMA NET LOSS	$(666)
Loss per common share
Basic and diluted — as reported	$(0.11)
Stock based employee compensation cost, net of related tax effects, included in reported net loss	$0.03
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	$(0.03)
Proforma	$(0.11)

NOTE 1 — STOCK-BASED COMPENSATION (Continued)

Thirty-nine Weeks ended September 27, 2005 (Unaudited)
Net loss
As reported	$(555)
Stock based employee compensation cost, net of related tax effects, included in reported net loss	$277
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(432)
PRO FORMA NET LOSS	$(710)
Loss per common share
Basic and diluted — as reported	$(0.10)
Stock based employee compensation cost, net of related tax effects, included in reported net income (loss)	$0.05
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	$(0.08)
Proforma	$(0.13)

The weighted-average fair value of options granted during the three months ended September 27, 2005, was calculated using the Black-Scholes option pricing model with the following valuation assumptions and weighted average fair value as follows: weighted average fair value of grants $10,000; expected volatility 50.0%; dividend yield 0%; risk-free interest rate 2.9%; expected life 3.0 years.

The Company did not grant any options during the thirty-nine weeks ended September 26, 2006; therefore all fair value calculations were done using the Black-Scholes model under the guidance of SFAS 123.

The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For the thirty-nine weeks ended September 26, 2006, total stock-based compensation expense included in the consolidated statements of operations was approximately $322,000, charged to General and Administrative expenses and $81,000 charged to Cost of Sales.

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore the stock-based compensation has no tax effect on the consolidated statement of operations.

The 2004 Stock Incentive Plan (the “Incentive Plan”) was approved by the Company’s Board of Directors in April 2004 and by the Company’s shareholders in January 2005. The Incentive Plan was intended to attract and retain persons eligible to participate in the Incentive Plan, to motivate Participants to achieve long-term Company goals and to further align participants’ interest with those of the Company’s other stockholders. There were initially 1.5 million shares available for grant under the Incentive Plan. The number of shares available under the Incentive Plan may automatically increase on January 1 of each year during the term of the Incentive Plan, at the discretion of the Board, by a number equal to the lesser of (i) 25% of the fully diluted total number of shares of common stock then outstanding, or (ii) 2,000,000 shares. Options vest over a period determined by the Board of Directors and expire up to ten years from the date of grant. The exercise price of options granted under the Incentive Plan are determined by the Board of Directors, provided that the exercise price is not less than fair market value of the Reorganized Company’s common stock on the date of grant.

The following is a summary of stock option activity under the 2004 Stock Option Incentive Plan as of September 26, 2006 and changes during the three months ended September 26, 2006 were as follows:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Authorized for grant	1,500,000	—	—
Outstanding at December 31, 2005	(1,410,000)	1,410,000	$1.11
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Balance at September 26, 2006	90,000	1,410,000	$1.11

As of September 26, 2006, there were options outstanding with respect to 1,410,000 shares of common stock with a weighted average remaining life of 8.0 years, of which options with respect to 921,667 shares are exercisable at September 26, 2006. Consistent with the adoption of the fair value recognition provisions of SFAS 123R and based on the Company’s historical experience, the Company estimates that 30,000 options currently outstanding will be forfeited.

The options outstanding and exercisable do not have any intrinsic value at September 26, 2006, as the exercise price is greater than the Company’s average stock price. The aggregate intrinsic value would represent the total intrinsic value, based on the Company’s average stock price of $0.43 during the quarter ended September 26, 2006.

A summary of the Company’s unvested shares as of September 26, 2006 and changes during the nine months ended September 26, 2006, were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2005	826,668	$1.11
Granted	—	—
Exercised	—	—
Forfeited	—	—
Vested	338,335	$1.11

Balance at September 26, 2006	488,333	$1.11

As of September 26, 2006, there was approximately $191,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plans. The cost is expected to be recognized over a weighted-average period of less than a year.

NOTE 2 — RECLASSIFICATIONS

Certain amounts in the prior period financial statements have been reclassified to conform with the current period classifications. These classifications have no effect on reported net loss.

NOTE 3 — EARNINGS PER SHARE

The Company utilizes SFAS No. 128, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. Outstanding warrants to purchase 718,517 shares of common stock and stock options outstanding of 1,410,000 shares of common stock, that are anti-dilutive are excluded from the dilutive weighted average shares outstanding used in the earnings per share calculation. The Company’s common share equivalents consist of warrants and options.

NOTE 4 — CONTINGENCIES

The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of any pending lawsuits or claims, individually or combined, will not materially affect the financial condition or results of operations.

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings — 20 years

Furniture, fixtures, and equipment — 5 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets.

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. In evaluating long-lived assets for impairment, a number of factors are considered, including:

a) Restaurants sales trends;

b) Local competition;

c) Changing demographic profiles;

d) Local economic conditions;

e) New laws and government regulations that adversely affect sales and profits; and

f) The ability to recruit and train skilled restaurant employees.

If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Identifiable cash flows that are largely independent of other assets and liabilities typically exist for land and buildings, and for combined fixtures, equipment and improvements for each restaurant. If the total future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from value impairment is recognized by a charge to earnings.

Judgments and estimates made by us related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

NOTE 6 — INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are established for the temporary difference between financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the Company will be able to realize any portion of the deferred tax assets.

The reorganization of the Company (see the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC) constituted an ownership change under Section 382 of the Internal Revenue Code. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit the Company’s future ability to use any remaining NOL’s and tax credits generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change.

NOTE 7 — SUBSEQUENT EVENTS

On October 11, 2006, Paragon Steakhouse Restaurants, Inc. (“Paragon”), a wholly-owned subsidiary of the Company, entered into a Membership Interest Purchase Agreement with Delaware Trust Company, N.A. as Owner Trustee and Wells Fargo Bank, N.A. as Indenture Trustee of the ACLC Business Loan Receivables Trust 1999-2, and Delaware Trust Company, N.A. as Owner Trustee and Wells Fargo Bank, N.A. as Indenture Trustee of the ACLC Business Loan Receivables Trust 2000-1 (the “Sellers”). Pursuant to the Membership Interest Purchase Agreement, Paragon agreed to acquire seven steakhouses in New England through the acquisition of 100% of the membership interests in the entities owning such steakhouses. The completion of the transaction is contingent upon, among other things, Paragon’s ability to obtain suitable financing for the transaction and satisfactory completion of certain diligence activities. The Company anticipates that the transaction will close by the end of 2006.

The aggregate consideration to be paid by Paragon in connection with the transaction is $15,000,000, subject to certain adjustments. Of this, $9,000,000 will be paid in cash and $6,000,000 will be paid in the form of a promissory note. The Company expects to pay the purchase price with cash to be provided under financing arrangements to be obtained prior to closing.

On October 16, 2006, the Company granted options to purchase 450,000 shares to certain key executives and outside directors. The exercise price of such options was the closing price of the Company’s common stock as quoted on the Pink Sheets on October 16, 2006. The shares will vest ratably over a three-year period.

On November 3, 2006, the registration statement that we were required to file pursuant to the registration rights agreement we entered into in January 2005, was declared effective.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This report on Form 10-Q contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no obligation to update any forward-looking statements after the filing of this Quarterly Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Quarterly Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Item 1A of Part II of this Quarterly Report under the caption “Risk Factors,” and the audited consolidated financial statements and related notes thereto including in our Annual Report on Form 10-K for the year ended December 31, 2005, previously filed with the Securities and Exchange Commission. Risk factors that could cause actual results to differ from those contained in the forward-looking statements include but are not limited to: risks related to our operating expenses; sales and operations; anticipated cash needs; our operating strategy and growth strategy; needs for additional financing; ability to attract customers; anticipated trends and challenges in our business; the adequacy of our facilities; the impact of economic conditions on our customers and our business; the benefits, risks and synergies that could be achieved from our acquisitions; the impact of competitive products and pricing; our ability to negotiate with third parties; our failure to obtain additional funds in a timely manner or on acceptable terms; losses incurred from inception; failure to obtain additional capital needed for expansion; insufficient cash reserves to maintain and fund our operations; loss of key personnel; our ability to attract key employees; changing consumer preferences and discretionary spending patterns; changes in general economic and political conditions effecting consumer spending; increase in food and supply costs; failure to execute our expansion plans; failure to successfully execute mergers, acquisitions, divestitures and other strategic transactions; our dependence on key food product distributors; commodity and availability risk; increases in federal and state statutory minimum wages; failure to enforce and maintain our trademarks and trade names; negative performance of a single restaurant; our operating results may fluctuate due to seasonality; labor shortages and increased labor costs; adverse litigation and publicity concerning food quality and health issues; our compliance with environmental laws; our compliance with changing regulation of corporate governance and public disclosure; and failure to maintain an effective system of internal controls.

OVERVIEW

BACKGROUND

We currently operate 25 full-service steakhouse restaurants located in eight states. Our restaurants specialize in complete steak and prime rib meals, and also offer fresh fish and other lunch and dinner dishes. Our average check is approximately $26.00 per person (including alcoholic beverages) and we currently serve approximately 2.0 million meals annually. We operate principally under the brand names of Hungry Hunter, Hunter Steakhouse, Mountain Jack’s and Carvers. We believe that our restaurants are well positioned in a high quality, moderately priced segment of the restaurant industry. Our Carvers restaurants represent an upscale restaurant market specializing in complete steak, chop, prime rib and seafood meals. Our growth strategy is based on internal growth and growth through acquisition. Internal growth focuses on improvement in same store sales and construction of new restaurant properties. Acquisition growth focuses on conversion of acquired restaurant properties to our steakhouse brand names and the targeted acquisition of one or more large steakhouse chains.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS — SELECTED ITEMS AS A PERCENTAGE OF REVENUES, NET

The following table sets forth, as a percentage of revenue, net, certain items in our condensed consolidated statements of operations for the indicated periods:

	Thirteen Weeks Ended September 26, 2006	Thirteen Weeks Ended September 27, 2005	Thirty-nine Weeks Ended September 26, 2006	Thirty-nine Weeks Ended September 27, 2005	Thirteen Weeks Ended March 30, 2004
Revenue, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales
Food & Liquor costs	33.3%	32.9%	33.2%	32.8%	34.6%
Personnel Costs	35.4%	35.5%	34.8%	34.7%	33.5%
Direct Operating Cost	23.5%	22.8%	22.2%	21.4%	19.1%
Depreciation	2.9%	2.7%	2.6%	2.5%	2.3%
Gross Margin	4.9%	6.2%	7.3%	8.7%	10.5%
General & Administrative	9.3%	8.9%	8.6%	8.4%	7.5%
Interest Expense	2.5%	2.7%	2.5%	2.4%	2.4%
Other expense (income)	0.1%	0.1%	(0.9%)	(0.8%)	1.5%
Net Loss	(7.0%)	(5.6%)	(3.0%)	(1.4%)	(0.8)%

Factors that have affected our results of operations for the third thirteen weeks and the total thirty-nine weeks of fiscal 2006 as compared to the third thirteen weeks and total thirty-nine weeks of fiscal 2005 for are discussed below.

THIRTEEN WEEKS ENDED SEPTEMBER 26, 2006 COMPARED TO THIRTEEN WEEKS ENDED SEPTEMBER 27, 2005

Net Revenues for the thirteen-week period ended September 26, 2006 decreased approximately $0.4 million or 3.4% from $12.1 million for the thirteen-week period ended September 27, 2005 to $11.7 million for the thirteen-week period in 2006. Most of this decline was the result of a decrease in same-store sales of 3.1% in 2006 (0.1% decline in Midwest units and 4.5% decline in West Coast units) versus the same thirteen-week period in 2005. We believe a large portion of this decline is directly attributable to higher gas and energy prices and consumers choosing less expensive dining experiences. Also contributing to the decline in net revenue was an increase in discounted sales to 3.9% in 2006 versus 3.5% for the same thirteen-week period in 2005, as we attempted to change our marketing strategy and generate additional revenue in what is historically our slowest time of the year.

Food and beverage costs for the thirteen-week period ended September 26, 2006 decreased $0.087 million or 2.2% from $4.0 million for the thirteen-week period ended September 27, 2005 to $3.9 million for the thirteen-week period in 2006. Food and beverage costs as a percentage of net revenues were 32.9% for the thirteen-week period ended September 27, 2005 compared to 33.3% for the same thirteen-week period in 2006. The chief reason for this slight increase was higher seafood and beef cost relative to the same thirteen-week period in 2005.

Payroll and payroll related costs for the thirteen-week period ended September 26, 2006 decreased approximately $0.16 million or 3.6% from $4.3 million for the thirteen-week period ended September 27, 2005 to $4.1 million for the thirteen-week period in 2006. Payroll and payroll related costs as a percentage of net revenues was 35.5% for the thirteen-week period ended September 27, 2005 compared to 35.4% for the same thirteen-week period in 2006. Payroll and payroll related costs as a percentage of net revenues were relatively consistent as we have worked to achieve the minimum production staffing that is required per unit in order to maintain guest services and a positive dining experience.

Direct operating costs include all other unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expense, utilities, and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. Direct operating costs for the thirteen-week period ended September 26, 2006 decreased $12,000 or 4% from $2.745 million for the thirteen-week period ended September 27, 2005 to $2.733 million for the thirteen-week period in 2006. Direct operating costs, as a percentage of net revenues was 22.8% for the thirteen-week period ended September 27, 2005 compared to 23.5% for the same thirteen-week period in 2006. This increase was mainly a function of the decrease in our net revenue being slightly greater than the proportionate reduction in controllable spending.

Depreciation and amortization for the thirteen-week period ended September 26, 2006 increased $10,000 or 3.1% from $0.322 million for the thirteen-week period ended September 27, 2005 to $0.332 million for the same period in 2006. Depreciation remained relatively constant between the quarter just ended September 26, 2006 and same period 2005.

General and administrative expenses for the thirteen-week period ended September 26, 2006 increased $14,000 or 1.3% from $1.072 million for the thirteen-week period ended September 27, 2005 to $1.086 million for the thirteen-week period in 2006. These costs as a percentage of net revenues were 8.9% for the thirteen-week period ended September 27, 2005 compared to 9.3% for the same period in 2006. This slight increase in percentage relationship to net revenues, is chiefly the result of timing of expenses in the thirteen-week period ended September 26, 2006 for the Company’s annual general managers conference (approximately $50,000). In 2005 the general managers meeting was held and expensed in the first thirteen-week period.

Other income (expense) including Reorganization items for the thirteen-week period ended September 26, 2006 was $0.295 million of expense versus an expense of $0.338 million for the thirteen-week period ended September 27, 2005. The principal reason for this decrease was a reduction in capital lease interest and interest associated with our reorganization debt payment, as we continue to pay down the principal on such debt. Slightly offsetting these decreases are penalties and interest for our delay in filing the registration statement required by a Registration Rights Agreement we entered in January 2005. The registration statement was filed in September 2006 and declared effective on November 3, 2006. Through September 26, 2006, we had incurred approximately $27,000 in such penalties.

Net loss for the thirteen-week period ended September 26, 2006 increased approximately $0.139 million or 20.7% from net loss of $0.673 million for the thirteen-week period ended September 27, 2005 to $0.812 million for the thirteen-week period in 2006. The increase in net loss for the thirteen-week period ended September 26, 2006 was mainly a function of a decrease in our net revenue being greater than the proportionate reduction in controllable spending and still providing our guest with a positive dining experience. Also increasing the loss was the payment of penalties and interest for the delay in filing the registration statement required by a Registration Rights Agreement we entered in January 2005, as described above.

THIRTY-NINE WEEKS ENDED SEPTEMBER 26, 2006 COMPARED TO THIRTY-NINE WEEKS ENDED SEPTEMBER 27, 2005

Net Revenues for the thirty-nine week period ended September 26, 2006 decreased approximately $1.4 million or 3.6% from $38.7 million for the thirty-nine week period ended September 27, 2005 to $37.3 million for the thirty-nine week period in 2006. This entire decline was the result of a decrease in same-store sales of 3.5% in 2006 (3.7% decline in Midwest units and 3.4% decline in West Coast units) versus the same thirty-nine week period in 2005. We believe a large portion of this decline is directly attributable to higher gas and energy prices and consumers choosing less expensive dining experiences.

Food and beverage costs for the thirty-nine week period ended September 26, 2006 decreased $0.3 million or 2.4% from $12.7 million for the thirty-nine week period ended September 27, 2005 to $12.4 million for the thirty-nine week period in 2006. Food and beverage costs as a percentage of net revenues was 32.8% for the thirty-nine week period ended September 27, 2005 compared to 33.2% for the same thirty-nine week period in 2006. The chief reason for this slight increase was higher seafood and beef prices in the first thirty-nine weeks versus the same thirty-nine week period in 2005. Partially offsetting this increase was the continued reengineering of our menu to provide increased perceived guest value while at the same time increasing selected menu item prices, which was effected in the second thirteen-week period in 2006.

Payroll and payroll related costs for the thirty-nine week period ended September 26, 2006 decreased $0.45 million or 3.3% from $13.41 million for the thirty-nine week period ended September 27, 2005 to $12.96 million for the thirty-nine week period in 2006. Payroll and payroll related costs, as a percentage of net revenues was 34.7% for the thirty-nine week period ended September 27, 2005 compared to 34.8% for the same thirty-nine week period in 2006. This slight increase is mainly a function of the decrease in our net revenue being slightly greater than the minimum production staffing that is required per unit to maintain guest services and a positive dining experience.

Direct operating costs include all other unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expense, utilities, and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. Direct operating costs for the thirty-nine week period ended September 26, 2006 was $8.27 million compared to that of the thirty-nine week period ended September 27, 2005 of $8.28 million. Direct operating costs, as a percentage of net revenues was 21.4% for the thirty-nine week period ended September 27, 2005 compared to 22.2% for the same thirty-nine week period in 2006. In absolute dollars the direct operating costs remained constant; however, the increase in the percentage relationship to revenue was the direct result of the decrease in revenue between the thirty-nine week period ended September 26, 2006 and the same thirty-nine weeks in 2005 and a proportionate reduction in controllable spending.

Depreciation and amortization for the thirty-nine week period ended September 26, 2006 increased $23,000 or 2.4% from $0.96 million for the thirty-nine week period ended September 27, 2005 to $0.98 million for the same period in 2006. The increase in depreciation expense partially reflects the additional capital spending for the thirty-nine week period ended September 26, 2006 of $0.34 million compared to the thirty-nine week period ended September 27, 2005 of $0.28 million.

General and administrative expenses for the thirty-nine week period ended September 26, 2006 decreased $36,000 or 1.1% from $3.23 million for the thirty-nine week period ended September 27, 2005 to $3.2 million for the thirty-nine week period in 2006. In real spending (without non-cash deferred compensation expense) general and administrative expenses declined $0.174 million or 5.7% from $3.05 million for the thirty-nine week period ended September 27, 2005 to $2.87 million for the thirty-nine week period in 2006. These costs as a percentage of net revenues (without non-cash deferred compensation expense) were 7.9% for the thirty-nine week period ended September 27, 2005 compared to 7.7% for the same period in 2006. The principal reason for the decrease in general and administrative expense is the reduction in professional fees for consulting, legal and outside accountants for the thirty-nine week period ended September 26, 2006. Partially offsetting these improvements was an increase ($0.322 million in 2006 compared to $ 0.184 million in 2005) in the non-cash compensation expense, as the Company adopted the fair value recognition provisions of SFAS 123R. See Note 1 to our consolidated financial statements.

Other income (expenses) for the thirty-nine week period ended September 26, 2006 decreased $2,000 or 0.3% from $0.626 million for the thirty-nine week period ended September 27, 2005 to $0.624 million for the same period in 2006. The principal reason for this decrease was the reduction in capital lease interest and interest associated with our reorganization debt payment, as we continue to pay down the principal on such debt. Slightly offsetting these decreases are penalties and interest for the delay in filing the registration statement required by a Registration Rights Agreement we entered into January 2005. The registration statement was filed in September 2006 and declared effective on November 3, 2006. Through September 26, 2006, we had incurred approximately $87,000 in such penalties.

Net loss for the thirty-nine week period ended September 26, 2006 increased $0.574 million from a net loss of $0.555 million for the thirty-nine week period ended September 27, 2005 to a net loss of $1.13 million for the thirty-nine week period in 2006. The increase in net loss for the thirty-nine week period ended September 26, 2006 was principally the result of soft revenue for the period compounded by utility and freight fuel surcharges and the adoption non-cash expense for SFAS 123R, which reduced profits. Also increasing the loss was the payment of penalties and interest for the delay in filing the registration statement required by a Registration Rights Agreement we entered into January 2005, as described above.

LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of approximately $0.0 million at September 26, 2006. Our operating activities for the thirty-nine weeks ended September 26, 2006 provided almost $1.3 million, while our capital expense for the same period was approximately $0.4 million and our payment of debt and capital leases was approximately $1.3 million.

We believe that the cash flow from operations should be sufficient to fund our operations at current levels during the remainder of fiscal 2006. Our highest cash generation quarters from operations are the second and fourth quarters.

However, to the extent our estimates and assumptions are inaccurate, we may not have sufficient cash reserves to maintain our operations and fund our obligations. In such event, we would need to seek additional financing. Any required additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available on acceptable terms, or at all, we may be unable to fund our reorganization plan and may be required to sell core assets or dissolve the business. If we raise additional funds by issuing equity securities, shareholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If we issue or incur debt to raise funds, we may be subject to limitations on our operations.

We had a cash and cash equivalents balance of $0.5 million at December 31, 2005. During fiscal 2005, we maintained a current ratio of 0.22-to-1, which arose from a working capital deficit of $9.7 million, which includes short-term debt ($6.0 million) resulting from the Plan of Reorganization. Currently, we are negotiating with the trustee for the unsecured creditors to consolidate the debt, per our Plan of Reorganization, which was confirmed effective December 31, 2003 (the “Plan”). We plan on refinancing the Plan debt by securing a term loan to satisfy the unsecured creditors who will provide a discount.

SEASONALITY

Our operations have historically experienced seasonal fluctuations, with the fourth quarter and second quarter of each year being our strongest quarters, reflecting both the Christmas season and the colder weather at our Mid-west operations, and the third quarter being the slowest, as people tend to eat less steak in restaurants in the summer months. This seasonality, however, is less pronounced at our California locations, which do not experience the same seasonal changes in weather that occur at our Mid-west locations.

IMPACT OF INFLATION

The primary inflationary factors affecting our operations include food and labor costs. Our restaurant personnel are paid at or above the federal and state established minimum wage levels and accordingly, changes in such wage level affect our labor costs. As costs of food and labor increase, we will seek to offset those increases through economies of scale and/or increases in menu prices, although there is no assurance that such offsets will continue. To date, inflation has not had a material impact on loss from operations.

CRITICAL ACCOUNTING POLICIES

The following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.

NEW ACCOUNTING PRONOUNCEMENTS

The adoption of SFAS 123R, Share-based Payment, did not have a material effect on the Company’s financial position or results of operation.

The adoption of SFAS 154, Accounting Changes and Error Correction, a replacement of APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statement, had no effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, (“SFAS No. 109”). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact that adopting FIN 48 will have on our financial results in future periods.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States America, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FAS 157 on its consolidated financial statements in future.

On September 29, 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”). Upon adoption, this standard requires an employer to recognize the funded status of its pension and other postretirement benefit plans in the statement of financial position. Changes in the funded status of the plans will be recognized in the period in which they occur as a component of comprehensive income, net of tax. This standard also requires an employer to measure the funded status of its plans as of the end of its fiscal year. FAS 158 becomes effective for the company in the fourth quarter of 2006, except for the provisions regarding the required change in measurement date, which are effective for fiscal years ending after December 15, 2008. The Company is currently evaluating FAS 158 to determine the potential impact of its adoption on the consolidated financial statements.

STOCK-BASED COMPENSATION EXPENSE

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective method and therefore has not restated results for prior periods. Under this transition method, the Company recognizes compensation expense for all stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimate in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R on January 1, 2006, the Company recognized stock-based compensation in accordance with APB 25, and provided pro forma disclosure amounts in accordance with SFAS 148, as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation. Under the fair value recognition provisions of SFAS 123R, the Company recognizes stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite period of the award.

The increase in net loss for the thirteen-week period ended September 26, 2006 was principally the result of soft revenue for the period, compounded by utility and freight fuel surcharges and the adoption non-cash expense for 123R, which reduced profits. Also increasing the loss was the payments of penalties and interest for the delay in filing the registration statement required by a Registration Rights Agreement we entered into January 2005, which were accruing at a rate of approximately $0.009 million per month. Through September 26, 2006, we had incurred approximately $87,000 in such penalties.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. See Note 1 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

SELF-INSURANCE

We maintain general liability and related insurance policies with standard deductibles, thereby “self-insuring” the initial portion of the claim. We maintain stop-loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of old general liability claims incurred as of the balance sheet date. The estimated liability is based upon analysis of historical data and actuarial estimates, and is reviewed by us on a quarterly basis to ensure that the liability is appropriate. If for any reason in the final settlement of these old claims the results differ from our estimates, our financial results could be impacted up to the deductible under these insurance policies.

UNEARNED REVENUE

We sell gift cards and recognize a liability, which is included in unearned revenue, for gift cards/certificates outstanding until the gift card/certificate is redeemed or considered to be unredeemable. The gift cards/certificates do not carry an expiration date. Consequently, if all outstanding gift cards/certificates are redeemed at once, our financial results (cash) would be impacted.

PROPERTY, FIXTURES AND EQUIPMENT

Property, fixtures and equipment are recorded at cost. We expense repair and maintenance costs incurred to maintain the appearance and functionality of the restaurant that do not extend the useful life of any restaurant asset or are less than $1,000. Depreciation is computed on the straight-line basis over the following estimated useful lives:

Buildings and building improvements — 20 years (or the maximum number of year remaining on the base term of the respective lease)

Furniture, fixtures and equipment — 5 years

Our accounting policies regarding property, fixtures and equipment include certain management judgments and projections regarding the estimated useful lives of these assets and what constitutes increasing the value and useful life of existing assets. These estimates, judgments and projections may produce materially different amounts of depreciation expense than would be reported if different assumptions were used.

IMPAIRMENT OF LONG LIVED ASSETS

We assess the potential impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the future cash flows expected to be generated by the asset. In evaluating long-lived restaurant assets for impairment, we consider a number of factors, including:

a) Restaurant sales trends;

b) Local competition;

c) Changing demographic profiles;

d) Local economic conditions;

e) New laws and government regulations that adversely affect sales and profits; and

f) The ability to recruit and train skilled restaurant employees.

If the aforementioned factors indicate that we should review the carrying value of a restaurant’s long-lived assets, we perform an impairment analysis. Identifiable cash flows that are largely independent of other assets and liabilities typically exist for land and buildings, and for combined fixtures, equipment and improvements for each restaurant. If the total future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from value impairment is recognized by a charge to earnings.

Judgments and estimates made by us related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Market Risk. Our exposure to market risk is principally confined to cash in the bank, money market accounts, and notes payable, which have short maturities and, therefore, minimal and immaterial market risk.

Interest Rate Sensitivity. As of September 26, 2006, we had cash in checking and money market accounts. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair market value of these assets.

Foreign Currency Exchange Risk. We do not have any foreign currency exposure because we currently do not transact business in foreign currencies.

ITEM 4.	CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q, have concluded that as of the end of such period, our disclosure controls and procedures are effective to ensure that information we are required to disclose is timely reported.

There have been no changes in our internal control over financial reporting identified in connection with the above-described evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

As a consequence of the bankruptcy filings, all pending litigation and claims against us through December 30, 2003 were stayed, and no party could take action to realize its pre-petition claims, except pursuant to order of the Bankruptcy Court. All pre-petition claims have been treated within the Plan.

We are periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, we believe that the outcome of any pending lawsuits or claims, individually or combined, will not materially affect the financial condition or results of operation.

ITEM 1A.	RISK FACTORS.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

The following risk factors and other information included in this interim report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

OUR PRIOR BANKRUPTCY COULD HINDER OUR ABILITY TO NEGOTIATE EFFECTIVELY WITH THIRD PARTIES AND COULD ADVERSELY AFFECT OUR OPERATIONS GOING FORWARD.

In February 2002, we and Paragon (our only wholly owned subsidiary) filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. We officially emerged from bankruptcy on December 31, 2003. However, our Chapter 11 reorganization and financial condition and performance could adversely affect our operations going forward. Our bankruptcy filings had an adverse affect on our credit standing with our lenders, certain suppliers and other trade creditors. This can increase our costs of doing business and can hinder our negotiating power with our lenders, certain suppliers and other trade creditors. The failure to negotiate favorable terms could adversely affect our financial performance.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS OR THE PLAN OF REORGANIZATION IS UNSUCCESSFUL, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN OR ALL OF OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

Since emerging from bankruptcy and through September 26, 2006, we successfully raised an aggregate of $1.9 million in private placements of securities. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we are unable to obtain additional funds in a timely manner or on acceptable terms to fund our deferred capital expense, it will materially affect our ability to meet our Plan objectives, and we may have to curtail or suspend the expansion of our operations and possibly terminate existing operations, which could lead to overall lower sales and adversely affect our financial results and prospects. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion or respond to competitive pressures, which could lead to our inability to continue as a going concern.

WE HAVE INCURRED LOSSES FROM INCEPTION AND MAY NEVER GENERATE PROFITS.

We were organized in May 1996 and have incurred significant losses since inception. We may never generate profits. We incurred net losses in these approximate amounts: $0.5 million for the fiscal year ended December 31, 2005; $0.6 million for the fiscal year ended December 31, 2004; $4.9 million for the fiscal year ended December 31, 2003; and $6.6 million for the fiscal year ended December 31, 2002. In addition, for the thirty-nine week period ended September 26, 2006, we incurred net losses of $1.1 million. If we do not achieve and maintain profitability, we will be unable to continue our operations and you may lose the value of your entire investment in our common stock.

WE WILL NEED ADDITIONAL CAPITAL FOR EXPANSION.

The development of new restaurants requires funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures. We will require funds to develop additional restaurants and to pursue any additional restaurant development or restaurant acquisition opportunities that may develop.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants. Such financing may not be available or may not be available on satisfactory terms. If financing is not available on satisfactory terms, we may be unable to expand our restaurant operations. While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our financial results and bankruptcy history, and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

WE MAY NOT HAVE SUFFICIENT CASH RESERVES TO MAINTAIN AND FUND OUR OPERATIONS AND FUND OUR OBLIGATIONS.

We may not have sufficient cash reserves to maintain our operations and fund our obligations. In such event, we may need to seek additional financing. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our reorganization plan and may be required to sell core assets or dissolve the business. If we raise additional funds by issuing equity securities, shareholders may experience dilution of their ownership interest and the newly issued securities may have a rights superior to those of the common stock. If we issue or incur debt to raise funds, we may be subject to limitations on our operations.

IF WE LOSE OR ARE UNABLE TO OBTAIN KEY PERSONNEL, OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS COULD BE HINDERED.

Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive officers, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could adversely affect our results of operations and hinder our ability to effectively manage our business.

CHANGING CONSUMER PREFERENCES AND DISCRETIONARY SPENDING PATTERNS, POTENTIAL OUTBREAKS OF “MAD COW DISEASE” OR “FOOT/MOUTH DISEASE” AND OTHER FACTORS AFFECTING THE AVAILABILITY OF BEEF COULD FORCE US TO MODIFY OUR RESTAURANTS’ CONCEPT AND MENUS AND COULD RESULT IN A REDUCTION IN OUR REVENUES.

Even if we are able to successfully compete with other restaurant companies with similar concepts, we may be forced to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our menus, or by specific events such as the recently confirmed cases of “mad cow disease” by the Canadian government or “foot/mouth disease” which occurred in the United Kingdom. In addition, these events could reduce the available supply of beef or significantly raise the price of beef. If we were to modify the emphasis on beef in our restaurants’ menus, we may lose additional customers who do not prefer the new concept and menu, and we may not be able to attract a sufficient new customer base to generate the necessary revenues needed to make the restaurant profitable. In addition, we may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, the cost of gasoline, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues and operating income.

WE FACE RISKS ASSOCIATED WITH CHANGES IN GENERAL ECONOMIC AND POLITICAL CONDITIONS THAT AFFECT CONSUMER SPENDING.

If the economy struggles, we are concerned that our customers may become more apprehensive about the economy and reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues. Additionally, the continued military responses to terrorist attacks and our military operations abroad may exacerbate current economic conditions and lead to further weakening in the economy. Adverse economic conditions and any related decrease in discretionary spending by our customers could have an adverse effect on our revenues and operating results.

OUR PROFITABILITY IS DEPENDENT IN LARGE MEASURE ON FOOD AND SUPPLY COSTS WHICH ARE NOT WITHIN OUR CONTROL.

Our profitability is dependent in large measure on our ability to anticipate and react to changes in food and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. We cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. The failure to react to these increases could materially and adversely affect our business and result of operations.

OUR ABILITY TO EXECUTE OUR EXPANSION PLANS DEPENDS ON SECURING SUITABLE LOCATIONS AT FAVORABLE PRICES.

Our strategy for expansion of our operations includes the construction of new restaurant properties and/or acquisition of existing properties. Our ability to open additional restaurants will depend upon our ability to identify and acquire available new construction sites or restaurant conversions at favorable prices. We must also have sufficient available funds from operations or otherwise to support this expansion.

If we cannot successfully construct new restaurant properties or convert acquired restaurant properties to our established brands within projected budgets or time periods, our business and our ability to continue as a going concern will be adversely affected. Even with a successful reorganization and sufficient funds, plans to expand our business may fail due to construction delays or cost overruns, which could be caused by numerous factors, such as shortages of materials and skilled labor, labor disputes, weather interference, environmental problems and construction or zoning problems.

WE FACE RISKS ASSOCIATED WITH THE EXPANSION OF OUR OPERATIONS.

The success of our business depends on our ability to expand the number of our restaurants, either by developing or acquiring additional restaurants. Our success also depends on our ability to operate and manage successfully our growing operations. Our ability to expand successfully will depend upon a number of factors, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	the availability of restaurant acquisition opportunities;

•	the hiring, training, and retention of additional management and restaurant personnel;

•	the availability of adequate financing;

•	the continued development and implementation of management information systems;

•	competitive factors; and

•	general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals. Additional restaurants that we develop or acquire may not be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

SUCCESSFUL MERGERS, ACQUISITIONS, DIVESTITURES AND OTHER STRATEGIC TRANSACTIONS ARE IMPORTANT TO OUR FUTURE GROWTH AND PROFITABILITY.

We intend to evaluate potential mergers, acquisitions, joint venture investments, and divestitures as part of our strategic planning initiative, including the potential acquisition by our wholly owned subsidiary, Paragon Steakhouse Restaurants, Inc., of seven steakhouses in New England through the acquisition of 100% of the membership interests of the entities owning such steakhouses, which potential acquisition remains subject to our due diligence and obtaining financing. These transactions involve various inherent risks, including, among other things,

•	our ability to identify suitable acquisition targets, including assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of any acquisition candidate;

•	our ability to negotiate favorable acquisition terms for such targets;

•	our ability to prevail over competing bidders for any acquisition candidate;

•	our ability to secure financing necessary to complete such acquisitions in a timely manner and on acceptable terms;

•	our ability to achieve projected economic and operating synergies from any acquired business;

•	our ability to respond to any unanticipated changes in business and economic conditions affecting any acquired business,

•	our ability to complete divestitures on acceptable terms and at or near the prices estimated as attainable by us; and

•	our ability to integrate successfully the operations and management of any business we acquire into our business.

Given that our growth strategy is heavily dependent on acquiring new businesses, if we are unable to execute on this strategy for any reason our future operating results may be harmed materially.

WE DEPEND ON KEY FOOD PRODUCT DISTRIBUTORS.

We have a major meat vendor that accounted for $3.6 million (15.4%) of our total (including outside services) purchases in the thirty-nine week period ended September 26, 2006 and $5.0 million (11.0%) in all of 2005. We purchase our food and beverage products from a number of food distributors, including Southwest Traders (8.6%) on the West Coast and U.S. Foodservice (7.8%) in the Midwest in the thirty-nine week period ended September 26, 2006. If any of our vendors is unable to continue providing us with a high level of quality and dependability in the receipt of our supplies, at the cost advantages resulting from our volume purchases, this could have a material impact on our business. We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price or dependability of supply.

WE FACE COMMODITY PRICE AND AVAILABILITY RISK.

We purchase energy and agricultural products that are subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control. Increases in commodity prices could result in lower restaurant-level operating margins for our restaurant concepts. Occasionally, the availability of commodities can be limited due to circumstances beyond our control. If we are unable to obtain such commodities, we may be unable to offer related products, which would have a negative impact on our profitability.

INCREASES IN FEDERAL AND STATE STATUTORY MINIMUM WAGES COULD INCREASE OUR EXPENSES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Certain states have each increased their state minimum wages to a level that significantly exceeded the federal minimum wage. These recent increases in the state statutory minimum wage and any future federal or state minimum wage increases could raise minimum wages above the current wages of some of our employees. As a result, legal factors could require us to make corresponding increases in our employees’ wages. Increases in our wage rates increase our expenses, which could adversely affect our results of operations, if we are unable to pass along these costs to our customers through higher menus prices.

THE FAILURE TO ENFORCE AND MAINTAIN OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN BRAND AWARENESS.

Our current operations and marketing strategy depend significantly on the strength of trademarks and service marks. Paragon has registered, among others, the names Hungry Hunter, Mountain Jack’s and Carvers. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. Although we are not aware of any infringing uses of any of the trademarks or service marks that we believe could materially affect us, we cannot assure you that we will be free from such infringements in the future.

The names “Hungry Hunter,” “Mountain Jack’s” and “Carvers” represent our core concepts. The termination of our right to use these names or our failure to maintain any of our other existing trademarks could materially and adversely affect our growth and marketing strategies.

BECAUSE WE MAINTAIN A SMALL NUMBER OF RESTAURANTS, THE NEGATIVE PERFORMANCE OF A SINGLE RESTAURANT COULD HAVE A SUBSTANTIAL IMPACT ON OUR OPERATING RESULTS.

We currently own and operate 25 restaurants. Due to this relatively small number of restaurants, poor financial performance at any owned restaurant could have a significant negative impact on our profitability as a whole. The results achieved to date by our small restaurant base may not be indicative of the results of a larger number of restaurants in a more geographically dispersed area with varied demographic characteristics. We cannot assure you that we will be able to operate our existing restaurants at higher sales levels that generate equal or higher operating profits or increase the number of our restaurants sufficiently to offset the impact of poor performance at any one restaurant.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO SEASONALITY AND OTHER FACTORS BEYOND OUR CONTROL.

Our business is subject to seasonal fluctuations, which may vary greatly depending upon the region of the United States in which a particular restaurant is located. In addition to seasonality, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of factors, including:

•	the amount of sales contributed by new and existing restaurants;

•	the timing of new openings;

•	increases in the cost of key food or beverage products;

•	labor costs for our personnel;

•	our ability to achieve and sustain profitability on a quarterly or annual basis;

•	consumer confidence and changes in consumer preferences;

•	health concerns, including adverse publicity concerning food-related illness;

•	the level of competition from existing or new competitors in our segment of the restaurant industry; and

•	economic conditions generally and in each of the markets in which we are located.

These fluctuations make it difficult for us to predict and address in a timely manner factors that may have a negative impact on our results of operations.

WE COULD FACE LABOR SHORTAGES, INCREASED LABOR COSTS AND OTHER ADVERSE EFFECTS OF VARYING LABOR CONDITIONS.

The development and success of our restaurants depend, in large part, on the efforts, abilities, experience and reputations of the general managers and chefs at such restaurants. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff, and wait staff. Qualified individuals needed to fill these positions are in short supply and the inability to recruit and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants. A significant delay in finding qualified employees or high turnover of existing employees could materially and adversely affect our results of operations or business. Also, competition for qualified employees could require us to pay higher wages to attract sufficient qualified employees, which could result in higher, labor costs. In addition, increases in the minimum hourly wage, employment tax rates and levies, related benefits costs, including health insurance, and similar matters over which we have no control may increase our operating costs.

In addition, the United States Congress is currently considering changes to Federal immigration-related laws. Changes to these laws may adversely affect our operations by increasing our compliance and oversight obligations and making it more expensive and difficult for us to hire qualified employees.

THE RESTAURANT INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH CAN CAUSE GUESTS TO AVOID OUR RESTAURANTS AND RESULT IN LIABILITIES.

Health concerns, including adverse publicity concerning food-related illness, although not specifically related to our restaurants, could cause guests to avoid our restaurants, which would have a negative impact on our sales. We may also be the subject of complaints or litigation from guests alleging food-related illness, injuries suffered on the premises or other food quality, health or operational concerns. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business and results of operations. We may also be subject to litigation, which, regardless of the outcome, could result in adverse publicity. Adverse publicity resulting from such allegations may materially adversely affect our restaurants, regardless of whether such allegations are true or whether we are ultimately held liable. Such litigation, adverse publicity or damages could have a material adverse effect on our business, competitive position and results of operations.

COMPLIANCE WITH ENVIRONMENTAL LAWS MAY AFFECT OUR FINANCIAL CONDITION.

We are subject to various federal, state and local environmental laws. These laws govern discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws may also impose liability for damages from and the costs of cleaning up sites of spills, disposals or other releases of hazardous materials. We may be responsible for environmental conditions or contamination relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurant or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of any cleanup could be significant and have a material adverse effect on our financial position and results of operations.

WE FACE INCREASED EXPENDITURES OF TIME AND MONEY ASSOCIATED WITH COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new SEC regulations, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH WOULD HARM OUR BUSINESS.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. There can be no assurance that our controls over financial processes and reporting will be effective in the future. For more information, see Item 4 of Part I of this quarterly report on Form 10-Q.

RISKS RELATED TO OUR COMMON STOCK

SINCE OUR SHARES ARE THINLY TRADED, AND TRADING ON THE PINK SHEETS MAY BE SPORADIC BECAUSE IT IS NOT AN EXCHANGE, STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

Our common stock is currently quoted on the Pink Sheets. The fact that our common stock is not listed is likely to make trading more difficult for broker-dealers, shareholders and investors, potentially leading to further declines in share price. An investor may find it more difficult to sell our common stock or to obtain accurate quotations of the share price of our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies, trading volume in our common stock, dilution systemic to financing operations, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if initiated, could result in substantial costs, a material adverse effect, and a diversion of management’s attention and resources.

FAILURE OF OUR COMMON STOCK TO APPRECIATE IN VALUE COULD AFFECT OUR ABILITY TO RAISE WORKING CAPITAL AND ADVERSELY IMPACT OUR ABILITY TO CONTINUE OUR NORMAL OPERATIONS.

A prolonged period in which our common stock trades at current levels could result in our inability to raise capital and may force us to reallocate funds from other planned uses, which would have a significant negative effect on our business plans and operations. If our stock price does not recover from its current levels, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

THE LARGE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AND THE FACT THAT A RELATIVELY SMALL NUMBER OF INVESTORS HOLD OUR PUBLICLY TRADED COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FLUCTUATE WIDELY.

The market price of our common stock could fluctuate as a result of sales by our existing stockholders of a large number of shares of our common stock in the market or the perception that such sales could occur. A large number of shares of our stock is eligible for public sale and our common stock is concentrated in the hands of a small number of investors and is thinly traded. An attempt to sell by a large holder could adversely affect the price of our common stock. These sales or the perception that these sales might occur could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC’S PENNY STOCK REGULATIONS, WHICH MAY LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5.0 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD SALES PRACTICE REQUIREMENTS MAY ALSO LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

In addition to the “penny stock” rules described above, the NASD, Inc. (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

WE DO NOT PAY DIVIDENDS

We do not expect to declare or pay any dividends. We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

OWNERSHIP OF APPROXIMATELY 38% OF OUR OUTSTANDING COMMON STOCK BY FIVE STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

A substantial majority of our capital stock is held by a limited number of stockholders. Five stockholders, including our officers and directors and parties affiliated with or related to such persons or to us, own approximately 38% of the shares of common stock outstanding. Accordingly, such stockholders will likely have a strong influence on major decisions of corporate policy, and the outcome of any major transaction or other matters submitted to our stockholders or board of directors, including potential mergers or acquisitions, and amendments to our Amended and Restated Certificate of Incorporation. Stockholders other than these principal stockholders are therefore likely to have little influence on decisions regarding such matters.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On September 19, 2006, we held our annual stockholders’ meeting, at which our stockholders (i) elected three (3) directors to hold office until the next annual election of directors and (ii) ratified the appointment of Mayer Hoffman McCann P.C. as our independent registered public accounting firm for the year ending December 31, 2006. The vote on such matters was as follows:

I. Election of Directors

Nominee	Total Vote for Each Nominee	Total Vote Withheld from Each Nominee
A. Stone Douglass	3,385,001	51,000
Edgar Tod Lindner	3,415,009	21,000
Thomas A. Edler	3,415,009	21,000

II. Ratification of Appointment of Mayer Hoffman McCann P.C. as our independent registered public accounting firm for the year ending December 31, 2006:

For	Against	Abstain	Broker Non-Votes
3,405,309	30,700	0	0

ITEM 6.	EXHIBITS

(a) Exhibits.

3.1	Amended and Restated Certificate of Incorporation Pursuant to Reorganization (incorporated by reference to Form 10-K filed on April 28, 2005).

3.2	Amended and Restated Bylaws (incorporated by reference to Form 10-K filed on April 12, 2005).

10.13	Membership Interest Purchase Agreement dated October 11, 2006 among Paragon Steakhouse Restaurants, Inc., Delaware Trust Company, N.A. as Owner Trustee and Wells Fargo Bank, N.A. as Indenture Trustee of the ACLC Business Loan Receivables Trust 1999-2, and Delaware Trust Company, N.A. as Owner Trustee and Wells Fargo Bank, N.A. as Indenture Trustee of the ACLC Business Loan Receivables Trust 2000-1. Certain schedules and exhibits referenced in the Membership Interest Purchase Agreement have been omitted in accordance with Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

31.1	Certification of Principal Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

32.1	Certification of Principal Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

32.2	Certification of Principal Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STEAKHOUSE PARTNERS, INC.

Date: November 13, 2006	/S/ JOSEPH L. WULKOWICZ
JOSEPH L. WULKOWICZ Vice President and Chief Financial Officer (principal financial and accounting officer)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, A Stone Douglass, certify that:

1) I have reviewed this quarterly report Form 10-Q of Steakhouse Partners, Inc. for the period ended September 26, 2006;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this quarterly report based on such evaluation; and

c) Disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5) The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operations of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 13, 2006

/s/ A Stone Douglass
Name: A Stone Douglass Title: President, Chief Executive Officer and Director (principal executive officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Joseph L Wulkowicz, certify that:

1) I have reviewed this quarterly report Form 10-Q of Steakhouse Partners, Inc. for the period ended September 26, 2006;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this quarterly report based on such evaluation; and

c) Disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5) The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operations of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 13, 2006

BY:	/S/ Joseph L Wulkowicz
Joseph L. Wulkowicz
Vice President and Chief Financial Officer (principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Steakhouse Partners, Inc, (the “Company”) on Form 10-Q for the period ending September 26, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, A. Stone Douglass, President and Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This certification has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.

November 13, 2006

/s/ A. Stone Douglass
Name: A. Stone Douglass
Title: President, Chief Executive Officer and Director
(principal executive officer)

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Steakhouse Partners, Inc, (the “Company”) on Form 10-Q for the period ending September 26, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph L. Wulkowicz, Chief Financial Officer and Assistant Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This certification has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.

November 13, 2006

BY:	/S/ Joseph L Wulkowicz
Joseph L. Wulkowicz
Vice President and Chief Financial Officer
(principal financial and
accounting officer)